Filed By Mayor’s Jewelers, Inc. pursuant to

Rule 425 under the Securities Act of 1933 and deemed

filed pursuant To Rule 14a-12 under the

Securities Exchange Act of 1934.

Subject Company: Mayor’s Jewelers, Inc. (No. 001-09647)

This filing relates to the proposed merger (the “Merger”) between Mayor’s Jewelers, Inc. (“Mayor’s”) and Henry Birks & Sons Inc. pursuant to the terms of an Agreement and Plan of Merger and Reorganization, dated as of April 18, 2005, as amended as of July 27, 2005. Mayor’s issued a press release on October 14, 2005, certain portions of which relate to the Merger. The text of the press release follows.

MAYOR’S JEWELERS, INC. SPECIAL AND ANNUAL MEETING REGARDING PROPOSED MERGER WITH HENRY BIRKS & SONS INC. SCHEDULED FOR NOVEMBER 14, 2005

Sunrise, Florida. October 14, 2005. Mayor’s Jewelers, Inc. (AMEX: MYR) announced today that it will hold a special and annual meeting of its stockholders at 9:00 a.m. Eastern time on November 14, 2005 to approve its previously announced merger with Henry Birks & Sons Inc. and certain other matters. The special and annual meeting of Mayor’s stockholders will be held at the Renaissance Hotel, 1230 South Pine Island Road, Plantation, Florida 33324.

Mayor’s also announced that the Securities and Exchange Commission (“SEC”) has declared effective Birks’ registration statement on Form F-4 containing the joint proxy statement/prospectus that will be mailed to Mayor’s stockholders of record as of October 14, 2005. All Mayor’s stockholders of record as of October 14, 2005 are entitled to vote on the transaction. Mayor’s stockholders are urged to read the joint proxy statement/prospectus as it contains important information regarding the proposed merger.

About Mayor’s

Mayor’s Jewelers, Inc. is a leading retailer of fine jewelry, time pieces and gifts in Florida and Georgia. Mayor’s was founded in 1910 and for the past 95 years has maintained the intimacy of a family owned boutique while growing to become renowned for its fine jewelry, timepieces and giftware. Mayor’s currently operates 28 stores: 23 in Florida and 5 in Georgia.

About Birks

Henry Birks & Sons Inc. is a leading luxury retailer, designer, maker and wholesaler of fine jewelry, time pieces, sterling silverware and gifts. Birks was founded in 1879 and has 39 stores operating under the Birks brand across Canada.

Where to Find More Information

In connection with the proposed merger, Birks has filed a registration statement on Form F-4, which includes a preliminary joint proxy statement/prospectus, and other related documents with the SEC. Mayor’s stockholders are urged to read these documents because they contain important information. Stockholders may obtain copies of these documents for free at the SEC’s website at www.sec.gov, from Birks at 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4, Tel: (514) 397-2511 or from Mayor’s at 14051 N.W. 14th Street, Suite 200, Sunrise, Florida 33323, Tel: (954) 846-8000.

Birks and Mayor’s and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from Mayor’s stockholders in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the transaction described herein is included in the joint proxy statement/prospectus described above.